SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

May 3, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	JBDI Holdings Limited Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted April 10, 2023 CIK No. 0001964314

Dear Mr. Fullem,

Please accept this letter as the response of JBDI Holdings Limited (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No.1 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on April 10, 2023 (the “Registration Statement”). The Company is concurrently confidentially submitting with the Commission Amendment No. 2 to the Draft Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted April 10, 2023

Business

Our Services

Wastewater treatment services, page 69

1.	We note your response to comment 1. Please clarify whether you own or lease the wastewater treatment plant, and revise the real property section on page 73 accordingly. Also, file the lease agreement as an exhibit to this registration statement.

Response:

The Registrant has revised the disclosure in the Revised Registration Statement on page 73 as follows:

“Wastewater treatment services

When we Recondition used Containers, we generate a vast amount of wastewater. As we are conscious of our corporate social responsibility, we have been treating and recycling such wastewater. We commenced the provision of wastewater treatment services to third parties when we acquired an interest in JBD Systems in 2017. JBD Systems has only one major customer engaged in solar panel manufacturing. On August 1, 2018, JBD Systems entered into a 5-year lease for a wastewater treatment plant, which is equipment owned by JBD Systems with the specifications set forth below (“Wastewater Treatment Plant”) located in Singapore to Liquinex Group Pte Ltd, an Independent Third Party (“JBD Lease”). Pursuant to the terms of the JBD Lease, JDB build the Wastewater Treatment Plant and leases it to Liquinex Group Pte Ltd, a customer that is engaged in solar panel manufacturing which produces waste water from their manufacturing process who leased the Wastewater Treatment Plant as part of their sustainability effort and drive. The Wastewater Treatment Plant was built using 2 containers that are 1x40ft and 1x20ft and each of which are 8ft wide. The Wastewater Treatment Plant has the capacity to treat, process and recycle the waste water for not less than 40m3/hr. The lease rate for the Wastewater Treatment Plant for the remaining term is 50% of the monthly billing revenue from the Wastewater Treatment Plant by Liquinex Group Pte Ltd. On May 1, 2020, the lease rate was reduced to S$12,500 due to COVID-19.”

U.S. Securities and Exchange Commission

May 3, 2023

The Registrant has attached the JBD Lease as Exhibit 10.4 to the Revised Registration Statement.

Related Party Transactions, page 106

2 We note your response to comment 2. Please revise to identify the related party associated with the $15,000 for accounting services charges.

Response:

The Registrant has revised the disclosure in the Revised Registration Statement on page 106 in response to this comment to reflect Soon Aik Global Pte Ltd as the related party associated with the $15,000 for accounting services charges.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	JBDI Holdings Limited